Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GRANT OF RESTRICTED SHARE UNITS

The Board announces that, on October 1, 2025, the Company granted an aggregate of 5,075,940 RSUs (representing equal number of underlying Class A ordinary shares) to one senior management member (the “Senior Management Grant”) and 318 Employees (the “Employee Grants”, together with the Senior Management Grant, the “RSU Grants”) pursuant to the 2025 Share Incentive Scheme, subject to the acceptance by the Grantees. None of the RSU Grants will be subject to the Shareholders’ approval, and none of the Grantees is a Director, chief executive or substantial shareholder of the Company, or an associate of any of them.

The RSU Grants are subject to the terms and conditions of the 2025 Share Incentive Scheme and the award agreements entered into between the Company and each of the Grantees. The principal terms of the 2025 Share Incentive Scheme were set out in the proxy statement / circular of the Company dated May 12, 2025.

The Hong Kong Stock Exchange had granted approval for the listing of, and permission to deal in, the new Class A ordinary shares underlying the Awards which may be granted pursuant to the 2025 Share Incentive Scheme. The issue of 5,075,940 new Class A ordinary shares to satisfy such RSU Grants under the 2025 Share Incentive Scheme will not be subject to the Shareholders’ approval and such new Class A ordinary shares (or represented by corresponding ADSs as appropriate) will be allotted and issued to the Grantees, subject to the satisfaction of the vesting conditions specified in the award agreements.

The RSU Grants would not result in the Options and Awards granted and to be granted to each individual Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares).

Details of the RSUs granted are set out below:

Date of grant	October 1, 2025

Total number of RSUs granted	5,075,940

Purchase price of RSUs granted	Nil

Closing price of the Class A ordinary shares on the date of grant Note	HK$93.150 per Share

Vesting condition and periods

The RSUs shall be subject to a service-based vesting condition.

Subject to the terms of Senior Management Grant and the 2025 Share Incentive Scheme, the RSUs granted under the Senior Management Grant shall vest in accordance with the following schedule:

25% of the RSUs granted shall become service-vested on each anniversary of the vesting commencement date, which shall be October 1, 2025, for four (4) years after the grant.

Subject to the terms of the Employee Grants and the 2025 Share Incentive Scheme, the RSUs granted under the Employee Grants shall vest in accordance with the following schedule:

(i) approximately 60% of the RSUs granted under the Employee Grants shall vest in equal portions of 25% on October 1, 2026, October 1, 2027, October 1, 2028 and October 1, 2029, respectively;

(ii)  approximately 3% of the RSUs granted under the Employee Grants shall vest in equal portions of 25% on January 1, 2026, January 1, 2027, January 1, 2028 and January 1, 2029, respectively; and

(iii)  for 37% of the RSUs granted under the Employee Grants, 25% of which shall vest on October 1, 2026, and the remaining 75% shall vest in equal portions of 6.25% on January 1, 2027, April 1, 2027, July 1, 2027, October 1, 2027, January 1, 2028, April 1, 2028, July 1, 2028, October 1, 2028, January 1, 2029, April 1, 2029, July 1, 2029 and October 1, 2029, respectively.

The vesting period for part of the RSUs granted to the Employees is shorter than 12 months in the following circumstances as permitted under the terms of the 2025 Share Incentive Scheme: (i) grants of Awards that are made in batches during a year for administrative and compliance reasons, which include Awards that should have been granted earlier if not for such administrative or compliance reasons but had to wait for a subsequent batch. In such case, the vesting period may be shorter to reflect the time from which the Awards would have been granted; (ii) grants of Awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months; or (iii) grants of Awards with a total vesting and holding period of more than 12 months.

Performance targets

The vesting of the RSUs under the Senior Management Grant shall be subject to the achievement of performance targets. The Company has in place a standardised performance appraisal system to comprehensively evaluate the performance and the contribution of the senior management to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the senior management. The indicators include, but are not limited to, work quality, efficiency, collaboration, management and strategy. The Company will determine whether the relevant senior management member meets the performance targets based on his performance appraisal results for the relevant period. The relevant senior management member must achieve Grade B or above in his performance appraisal results during the respective vesting period to have the RSUs granted become fully vested.

The vesting of the RSUs under the Employee Grants is not subject to any performance targets.

Clawback mechanisms

Pursuant to the terms of the 2025 Share Incentive Scheme, the Board or its delegate(s) shall have the right to (i) forfeit any unvested RSU granted to a Grantee and (ii) cause any vested but not yet exercised and/or settled RSU to lapse immediately, in the event of: (a) any Cause of a Grantee; (b) any violation of a Grantee to obligations of confidentiality or non-competition to the Group, or any leakage by such Grantee of the Group’s trade secrets, intellectual property or proprietary information within a specified period after such Grantee ceasing to be an Eligible Participant; (c) any conduct of a Grantee that has materially adverse effect to the reputation or interests of any member of the Group within a specified period after such Grantee ceasing to be an Eligible Participant; (d) in respect of any RSU which is performance linked, any material misstatement in the audited financial statements of the Company that requires a restatement, or any circumstances that show or lead to any of the prescribed performance targets having been assessed or calculated in a materially inaccurate manner.

The Company shall have the right to (i) require such Grantee to surrender some or all of the Class A ordinary shares (including in the form of ADSs) underlying the RSUs which have been issued to the Grantee or the Grantee’s transferee for no consideration or (ii) require such Grantee to pay the Company any and all payment in cash or other property in lieu of the Class A ordinary shares (including in the form of ADSs) underlying the RSUs which the Grantee has received from the Company.

Duration of the 2025 Share Incentive Scheme	Subject to any early termination as may be determined by the Board or its delegate(s) pursuant to the 2025 Share Incentive Scheme, the 2025 Share Incentive Scheme shall be valid and effective for a period of 10 (ten) years commencing the Adoption Date, after which no further Awards will be granted, but the provisions of the 2025 Share Incentive Scheme shall in all other respects remain in full force and effect and the Awards granted during the term of the 2025 Share Incentive Scheme may continue to be valid and exercisable in accordance with their terms of grant.

Financial assistance	To the best knowledge of the Directors, no financial assistance has been provided by the Group to the Grantees for the purchase of Shares under the 2025 Share Incentive Scheme.

Note: As the date of the RSU Grants is a non-trading day, this amount is the closing price on September 30, 2025, being the trading day immediately preceding the date of the RSU Grants.

The new Class A ordinary shares to be issued and allotted by the Company to the Grantees under the RSU Grants represent approximately 0.27% of the total issued Shares of the Company as at the date of this announcement and approximately 0.27% of the total issued Shares of the Company as enlarged by such issue and allotment.

Class A ordinary shares available for future grant under the 2025 Share Incentive Scheme

As at the date of this announcement and following the RSU Grants, the number of Class A ordinary shares available for future grant under the scheme mandate limit and the service provider sublimit of the 2025 Share Incentive Scheme is 156,127,649 and 9,531,047, respectively.

Definitions

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2025 Share Incentive Scheme”	the share incentive scheme of the Company adopted by the Board on March 18, 2025 and approved by the Shareholders on June 27, 2025

“Adoption Date”	June 27, 2025

“ADSs”	American depositary shares, each of which represents two Class A ordinary shares

“Award(s)”	award(s) of any Options or RSUs as determined by the Board or its delegate(s) and granted to an Eligible Participant pursuant to the 2025 Share Incentive Scheme

“Board”	the board of Directors of the Company or a duly authorized administration committee thereof or such other committee as the Board may authorize

“Board or its delegate(s)”	the Board, or a committee of the Board, and/or person(s) to which the Board has delegated its authority

“Cause”	with respect to a Grantee, the termination of employment or office on any one or more of the following grounds: the Grantee has been guilty of misconduct, materially breached any restrictive covenant in favour of the Company or materially violated any Company code of conduct, pled no contest or has been convicted of any felony or other criminal offence involving his integrity or honesty or (if so determined by the Board or its delegate(s) in its absolute discretion) on any other ground on which the relevant company in the Group would be entitled to terminate his employment or office summarily at common law or pursuant to any applicable laws or under the Grantee’s service contract with the relevant company in the Group. Notwithstanding the foregoing, a resolution and/ or decision of the Board or its delegate(s), or the board of directors of the relevant Subsidiary or the Consolidated Affiliated Entity to the effect that the employment or office of a Grantee has or has not been terminated on one or more of the grounds specified herein shall be conclusive

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Committee”	the compensation committee of the Board (or a subcommittee thereof), or such other committee of the Board to which the Board has delegated power to act pursuant to the provisions of the 2025 Share Incentive Scheme

“Company”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange

“Consolidated Affiliated Entities”	the entities the financials of which are consolidated into the Company by virtue of contractual arrangements

“Director(s)”	the director(s) of the Company

“Employee(s)”	any person who has an employment relationship with any member of the Group

“Eligible Participant(s)”	Employee Participant(s), Service Provider(s) and Related Entity Participant(s)

“Employee Participant(s)”	Director(s) and Employee(s) of any member of the Group, i.e., the Company, its Subsidiaries and Consolidated Affiliated Entities (including persons who are granted Options and/or RSUs under the 2025 Share Incentive Scheme as an inducement to enter into employment contracts with the Group)

“Grantee(s)”	one senior management member and 318 Employees of the Group who were granted RSUs under the 2025 Share Incentive Scheme on October 1, 2025

“Group”	the Company, its Subsidiaries and Consolidated Affiliated Entities

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Industry Research Consultants”	persons who provide industry research and strategic consulting services to the Group in relation to product, professional technology, research and development, operations, marketing, capital market, experience and other professional areas, and in the opinion of the Directors, the continuity and frequency of those services are akin to those of Employees of the Group

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Option”	an option to subscribe for Class A ordinary shares (including in the form of ADSs) granted pursuant to the terms of the 2025 Share Incentive Scheme

“Other Service Providers”	independent contractors, consultants and/or advisors who provide services to the Group in relation to research and development, product commercialization, marketing, innovation upgrading, strategic/ commercial planning, investor relations, human resources, business development and corporate governance areas on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group

“Related Entity Participant(s)”	director(s) and employee(s) of the holding companies, fellow subsidiaries or associated companies of the Company

“RSU(s)”	restricted share unit(s) conferring the Grantee a conditional right to obtain either Class A ordinary shares (including in the form of ADSs) or an equivalent value in cash with reference to the market value of the Class A ordinary shares on or about the date of vesting, as determined by the Board or its delegate(s) in its absolute discretion, less any tax, fees, levies, stamp duty and other charges applicable

“Service Provider”	person(s) and/or corporate entity(ies) who provide(s) services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group, namely the Strategic Consulting Consultants, Industry Research Consultants, and Other Service Providers, but excluding (for the avoidance of doubt) (i) placing agents or financial advisers providing advisory services for fund-raising, mergers or acquisitions, (ii) professional service providers (such as auditors or valuers) who provide assurance, or are required to perform their services with impartiality and objectivity

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Strategic Consulting Consultants”	persons who provide strategic consulting services to the Group whose services will lead, collaborate with or optimize the businesses operated by the Group from time to time, and in the opinion of the Directors, the continuity and frequency of those services are akin to those of Employees of the Group

“Subsidiary”	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere

“US$”	U.S. dollars, the lawful currency of the United States of America

“vest”	(a) in respect of Class A ordinary shares underlying an Option, the Grantee becoming entitled to exercise the Option to subscribe for or acquire such Class A ordinary shares (including in the form of ADSs), and (b) in respect of Class A ordinary shares underlying an RSU, the Grantee becoming entitled to receive such Class A ordinary shares (including in the form of ADSs) or an equivalent value in cash pursuant to the 2025 Share Incentive Scheme

“%”	per cent

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, October 3, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only